Exhibit 99.19

Unaudited Condensed Consolidated Interim Financial Statements of

ISOENERGY LTD.

For the three and nine months ended September 30, 2024 and 2023

1

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

(Expressed in Canadian Dollars)

As at

	Note	September 30, 2024	December 31, 2023 Restated	January 1, 2023 Restated
ASSETS
Current
Cash		$35,755,245	$37,033,250	$19,912,788
Accounts receivable		662,451	814,022	46,061
Prepaid expenses		1,253,035	378,247	167,279
Marketable securities	7	32,474,119	17,035,690	5,774,617
		70,144,850	55,261,209	25,900,745

Non-Current
Property and equipment	8	15,249,751	14,638,628	48,927
Exploration and evaluation assets	9	291,840,628	274,756,338	71,165,630
Environmental bonds	10	2,601,961	2,542,047	-
TOTAL ASSETS		$379,837,190	$347,198,222	$97,115,302

LIABILITIES
Current
Accounts payable and accrued liabilities		$3,211,216	$2,735,351	$552,957
Convertible debentures	11	37,376,648	37,448,241	27,405,961
Contingent liability	6a	-	771,848	-
Lease liability - current	12	118,186	109,680	-
Flow-through share premium liability	13	1,516,108	-	2,068,785
		42,222,158	41,065,120	30,027,703

Non-Current
Lease liability - long term	12	313,153	402,886	-
Asset retirement obligation	10	2,003,027	1,895,472	-
Deferred income tax liability	14	3,833,799	814,187	866,909
TOTAL LIABILITIES		$48,372,137	$44,177,665	$30,894,612

EQUITY
Share capital	15	$362,497,862	$334,963,627	$90,640,338
Share option and warrant reserve	15	31,914,307	29,188,821	15,405,672
Accumulated deficit		(67,040,141)	(60,410,155)	(41,721,615)
Other comprehensive income/(loss)		4,093,025	(721,736)	1,896,295
TOTAL EQUITY		$331,465,053	$303,020,557	$66,220,690

TOTAL LIABILITIES AND EQUITY		$379,837,190	$347,198,222	$97,115,302

Nature of operations (Note 2)

Material accounting policies - Adoption of amendments to IAS 1 (Note 5)

Commitments (Notes 11, 12, 13)

Subsequent events (Notes 6c, 6d, 7)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

These consolidated financial statements were authorized for issue by the Board of Directors on November 6, 2024

“Philip Williams”	“Peter Netupsky”
Philip Williams, CEO, Director	Peter Netupsky, Director

2

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)

(Expressed in Canadian Dollars)

		For the three months ended September 30		For the nine months ended September 30
	Note	2024	2023	2024	2023
General and administrative costs
Share-based compensation	15,16	$2,003,488	$1,392,364	$4,234,813	$3,617,817
Administrative salaries, contractor and director fees	16	1,284,005	320,924	3,157,120	930,540
Investor relations		214,342	106,004	665,002	321,757
Office and administrative	16	201,240	39,316	607,225	138,740
Professional and consultant fees		702,859	107,052	2,063,571	445,815
Travel		172,078	42,903	435,828	122,836
Public company costs		249,227	59,522	510,181	250,110
Total general and administrative costs		(4,827,239)	(2,068,085)	(11,673,740)	(5,827,615)
Interest income		849,788	91,343	1,899,865	367,271
Interest expense		(56,402)	-	(96,705)	(20)
Interest on convertible debentures	11	(310,333)	(305,100)	(928,428)	(918,350)
Fair value gain (loss) on convertible debentures	11	4,779,418	(19,979,385)	23,558	(18,418,157)
Gain on disposal of Argentina assets	6b	5,300,611	-	5,300,611	-
Foreign exchange (loss) gain		(36,810)	46,862	(24,276)	(6,870)
Other income		69,666	-	116,368	-
Income (loss) from operations		5,768,699	(22,214,365)	(5,382,747)	(24,803,741)
Deferred income tax (expense) recovery	14	(1,607,555)	226,311	(1,118,881)	1,484,363
Income (loss) from continuing operations		4,161,144	(21,988,054)	(6,501,628)	(23,319,378)
Loss from discontinued operations, net of tax	6b	(1,859)	-	(128,358)	-
Income (loss) for the period		$4,159,285	$(21,988,054)	$(6,629,986)	$(23,319,378)

Other comprehensive income (loss)
Change in fair value of convertible debentures attributable to the change in credit risk	11	24,132	(98,002)	48,035	(186,075)
Change in fair value of marketable securities	7	1,263,068	33,171	889,658	(534,182)
Currency translation adjustment		(1,637,768)	-	3,911,302	-
Deferred tax (expense) recovery	14	(163,062)	(4,478)	(196,499)	72,115
Total comprehensive income (loss) for the period		$3,645,655	$(22,057,363)	$(1,977,490)	$(23,967,520)

Income (loss) per common share – continuing operations
Basic		$0.02	$(0.20)	$(0.04)	$(0.21)
Diluted		$(0.00)	$(0.20)	$(0.03)	$(0.21)
Weighted average number of common shares outstanding
Basic		178,748,297	111,322,330	177,734,695	110,987,341
Diluted		189,919,332	111,322,330	189,563,333	110,987,341

Loss per common share associated with discontinued operations (Note 6b)

The accompanying notes are an integral part of the condensed consolidated interim financial statements

3

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

(Expressed in Canadian Dollars)

	Note	Number of common shares	Share capital	Share option and warrant reserve	Accumulated deficit	Accumulated other comprehensive income (loss)	Total
Balance as at January 1, 2023		110,392,130	$90,640,338	$15,405,672	$(41,721,615)	$1,896,295	$66,220,690
Shares issued on the exercise of stock options	15	797,500	707,057	(287,669)	-	-	419,388
Shares issued to settle interest	15	57,870	166,666	-	-	-	166,666
Share-based payments	15,16	-	-	4,671,642	-	-	4,671,642
Loss for the period		-	-	-	(23,319,378)	-	(23,319,378)
Other comprehensive loss for the period		-	-	-	-	(648,142)	(648,142)
Balance as at September 30, 2023		111,247,500	$91,514,061	$19,789,645	$(65,040,993)	$1,248,153	$47,510,866

Balance as at January 1, 2024		172,902,978	$334,963,627	$29,188,821	$(60,410,155)	$(721,736)	$303,020,557
Shares issued in private placements	15	3,680,000	23,000,000	-	-	-	23,000,000
Share issue cost, net of tax	15	-	(1,242,784)	-	-	-	(1,242,784)
Premium on flow-through shares		-	(3,680,000)	-	-	-	(3,680,000)
Shares issued on the exercise of stock options	15	910,538	4,313,940	(1,843,596)	-	-	2,470,344
Shares issued on the exercise of warrants	15	1,099,232	4,446,881	(819,407)	-	-	3,627,474
Shares issued to settle contingent liability	6a,15	125,274	524,998	-			524,998
Shares issued to settle interest	15,19	41,253	171,200	-	-	-	171,200
Share-based payments	15,16	-	-	5,388,489	-	-	5,388,489
Loss for the period		-	-	-	(6,629,986)	-	(6,629,986)
Opening currency translation adjustment in foreign subsidiary disposed	6b	-	-	-	-	162,265	162,265
Other comprehensive income for the period		-	-	-	-	4,652,496	4,652,496
Balance as at September 30, 2024		178,759,275	$362,497,862	$31,914,307	$(67,040,141)	$4,093,025	$331,465,053

The accompanying notes are an integral part of the condensed consolidated interim financial statements

4

ISOENERGY LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

(Expressed in Canadian Dollars)

		For the three months ended September 30		For the nine months ended September 30
	Note	2024	2023	2024	2023
Cash flows used in operating activities
Income (loss) for the period		$4,159,285	$(21,988,054)	$(6,629,986)	$(23,319,378)
Items not involving cash:
Share-based compensation	15	2,003,488	1,392,364	4,234,813	3,617,817
Deferred income tax expense (recovery)	14	1,607,555	(226,311)	1,118,881	(1,484,363)
Interest on convertible debentures	11	310,333	305,100	928,428	918,350
Fair value (gain) loss on convertible debentures	11	(4,779,418)	19,979,385	(23,558)	18,418,157
Gain on disposal of Argentina assets	6b	(5,300,611)	-	(5,300,611)	-
Depreciation expense	8, 19	63,306	-	186,143	-
Interest and accretion		31,877	-	96,705	-
Foreign exchange loss (gain)		133	(45,607)	(35,541)	5,408
Changes in non-cash working capital
Accounts receivable		(328,855)	(122,913)	94,735	(148,800)
Prepaid expenses		284,592	(119,578)	(429,663)	(220,966)
Accounts payable and accrued liabilities		(1,485,173)	(245,302)	(2,640,211)	(327,351)
		$(3,433,488)	$(1,070,916)	$(8,399,865)	$(2,541,126)

Cash flows used in investing activities
Additions to exploration and evaluation assets	9b,19	$(9,868,535)	$(3,407,921)	$(17,809,011)	$(8,372,458)
Acquisition of exploration and evaluation assets	9a,19	-	-	(572,336)	(3,362)
Additions to equipment	8	(27,047)	-	(523,001)	-
Acquisition of marketable securities	7	-	-	(821,771)	(2,000,005)
Cash in asset group disposed of	6b	(24,728)	-	(24,728)	-
		$(9,920,310)	$(3,407,921)	$(19,750,847)	$(10,375,825)

Cash flows (used in) from financing activities
Shares issued	15	$-	$-	$23,000,000	$-
Share issuance cost	15	-	-	(1,702,444)	-
Shares issued for warrant exercise	15	-	-	3,627,474	-
Shares issued for option exercise	15	28,660	24,544	2,470,344	419,388
Interest payment on debentures	11	-	-	(451,671)	(436,921)
Lease liability payments	12	(39,000)	-	(117,000)	-
		$(10,340)	$24,544	$26,826,703	$(17,533)
Effects of exchange rate changes on cash		(1,490)	48,087	46,004	(12,591)
Change in cash		$(13,365,628)	$(4,406,206)	$(1,278,005)	$(12,947,075)
Cash, beginning of period		49,120,873	11,371,919	37,033,250	19,912,788
Cash, end of period		$35,755,245	$6,965,713	$35,755,245	$6,965,713

Cash flows associated with discontinued operations (Note 6b)

Supplemental disclosure with respect to cash flows (Note 19)

The accompanying notes are an integral part of the consolidated financial statements

5

ISOENERGY LTD

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

1.	REPORTING ENTITY

IsoEnergy Ltd. (“IsoEnergy”, or the “Company”) is engaged in the acquisition, exploration and development of uranium properties in Canada, the United States of America and Australia. The Company’s registered and records office is located at 217 Queen Street West, Unit 401, Toronto, Ontario M5V 0R2. On June 20, 2024, the Company announced its continuance from the province of British Columbia to the province of Ontario under the same name. The Company’s common shares were previously listed on the TSX Venture Exchange (the “TSXV”), prior to being listed on the Toronto Stock Exchange (the “TSX”) on July 8, 2024.

The Company holds primarily all of its mineral interests directly or indirectly through the following wholly owned subsidiaries, mostly acquired through the merger with Consolidated Uranium Inc. (“Consolidated Uranium”) on December 5, 2023 (Note 6a):

•	Consolidated Uranium Inc. (Ontario, Canada)
•	ICU Australia Pty Ltd. (Australia)
•	Management X Pty Ltd. (Australia)
•	CUR Australia Pty Ltd. (Australia)
•	12942534 Canada Ltd. (Canada)
•	Virginia Uranium Inc. (Virginia, United States)
•	CUR Sage Plain Uranium, LLC (Utah, United States)
•	CUR Henry Mountains Uranium, LLC (Utah, United States)
•	White Canyon Uranium, LLC (Utah, United States)
•	2596190 Alberta Ltd. (Alberta, Canada) (Note 9a)

As of September 30, 2024, NexGen Energy Ltd (“NexGen”) holds 32.8% of IsoEnergy’s outstanding common shares.

2.	NATURE OF OPERATIONS

As an exploration and development stage company, the Company does not have revenues and historically has recurring operating losses. As at September 30, 2024, the Company had accumulated losses of $67,040,141 and working capital of $66,815,448 (working capital is defined as current assets less current liabilities, excluding flow-though share premium liabilities and debenture liabilities). The Company depends on external financing for its operational expenses.

The business of exploring for and mining of minerals involves a high degree of risk. As an exploration company, IsoEnergy is subject to risks and challenges similar to companies at a comparable stage. These risks include, but are not limited to, negative operating cash flow and dependence on third party financing; the uncertainty of additional financing; the Company’s limited operating history; the lack of known mineral reserves; the influence of a large shareholder; alternate sources of energy and uranium prices; aboriginal title and consultation issues; risks related to exploration activities generally; reliance upon key management and other personnel; title to properties; uninsurable risks; conflicts of interest; permits and licenses; environmental and other regulatory requirements; political regulatory risks; competition; and the volatility of share prices.

These Unaudited Condensed Consolidated Interim Financial Statements (the “Interim Financial Statements”) have been prepared using IFRS Accounting Standards (“IFRS”) applicable to a going concern, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The ability of the Company to continue as a going concern is dependent on its ability to obtain financing and achieve future profitable operations.

The underlying value of IsoEnergy’s exploration and evaluation assets is dependent upon the existence and economic recovery of mineral resources or reserves and is subject to, but not limited to, the risks and challenges identified above.

6

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

3.	BASIS OF PRESENTATION

Statement of Compliance

These Interim Financial Statements as at and for the three and nine months ended September 30, 2024 and 2023, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. They do not include all of the information required by IFRS for annual financial statements and should be read in conjunction with the audited consolidated annual financial statements for the year ended and as at December 31, 2023.

Basis of Presentation

These Interim Financial Statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value. In addition, these Interim Financial Statements have been prepared using the accrual basis of accounting except for cash flow information. All monetary references expressed in these Interim Financial Statements are references to Canadian dollar amounts (“$”), unless otherwise noted. Monetary amounts expressed in US dollars and Australian dollars are referenced as (“US$”) and (“AUD$”), respectively. These financial statements are presented in Canadian dollars.

These Interim Financial Statements of the Company consolidate the accounts of the Company and its subsidiaries. All material intercompany transactions, balances, and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Subsidiaries consist of entities over which the Company is exposed to, or has rights to, variable returns as well as the ability to affect those returns through the power to direct the relevant activities of the entity. Subsidiaries are fully consolidated from the date control is transferred to the Company and are de-consolidated from the date control ceases.

4.	CRITICAL ACCOUNTING JUDGMENTS, ESTIMATES AND ASSUMPTIONS

The preparation of the consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable in the circumstances. Uncertainty about these judgments, estimates and assumptions could result in outcomes that require a material adjustment to the carrying amount of the asset or liability affected in future periods.

Information about significant areas of judgement and estimation uncertainty considered by management in preparing the financial statements are set out in Note 4 to the annual financial statements for the year ended December 31, 2023 and have been consistently followed in preparation of these Interim Financial Statements.

5.	MATERIAL ACCOUNTING POLICIES

The accounting policies followed by the Company are set out in Note 5 to the annual financial statements for the year ended December 31, 2023 and have been consistently followed in the preparation of these Interim Financial Statements, except as described below.

Adoption of amendments to IAS 1 – Classification of liabilities as current or non-current

The Company has adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1, as issued in 2020 and 2022. The amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024. The amendments clarify certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting period. This resulted in a change of accounting policy for the classification of liabilities that can be settled in the Company’s common shares. Previously, the Company did not take the conversion options of the counterparty to the Company’s convertible debentures into account when classifying the convertible debentures as current or non-current.

Under the revised policy, when a liability includes a counterparty conversion option that may be settled in the Company’s common shares, the Company takes into account the conversion option in classifying the liability as current or non-current, except when it is classified as an equity component of a compound instrument. The Company has reclassified its convertible debentures from non-current to current in the comparative period in accordance with the retrospective application of the change in accounting policy.

7

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6.	TRANSACTIONS

(a)	Merger with Consolidated Uranium Inc.

On December 5, 2023, the Company and Consolidated Uranium completed a merger pursuant to a definitive arrangement agreement (the “CUR Arrangement”, or the “Merger”) for a share-for-share exchange whereby the Company acquired all of the issued and outstanding common shares of Consolidated Uranium (the “Consolidated Uranium Shares”) not already held by the Company. Pursuant to the CUR Arrangement, Consolidated Uranium shareholders received 0.5 common shares of the Company for each Consolidated Uranium Share held (the “Exchange Ratio”). In aggregate, the Company issued 52,164,727 common shares under the CUR Arrangement.

The Merger created a globally diversified uranium company by combining the Company’s Hurricane uranium deposit and extensive exploration portfolio in the Athabasca Basin, Saskatchewan with Consolidated Uranium’s historical mineral resource base, near-term producing uranium mines in Utah, and a portfolio of prospective uranium exploration properties in Canada, the United States, Australia and Argentina.

The closing price of the Company’s common shares was $3.92 on the date of issue.

In connection with the Merger, the Company assumed Consolidated Uranium’s obligations pursuant to its outstanding share purchase warrants. As a result, the Company was obligated to issue up to 1,489,731 common shares of the Company, after taking into account the Exchange Ratio, upon the exercise of warrants, expiring between December 30, 2023 and March 4, 2024 with exercise prices between $1.46 and $3.30 per common share of the Company. The Company also issued 3,273,898 replacement stock options in exchange for outstanding Consolidated Uranium stock options, after taking into account the Exchange Ratio, expiring between December 5, 2024 and January 6, 2028 with exercise prices between $0.59 and $5.10 per common share of the Company. All replacement stock options issued were fully vested at the time of issue.

The consideration paid by the Company has been calculated as follows:

Company’s common shares issued for Consolidated Uranium Shares	52,164,727
Company’s closing share price December 5, 2023	$3.92
Total common share consideration	$204,485,730
Assumption of Consolidated Uranium’s warrant obligations	1,550,797
Company stock options exchanged for Consolidated Uranium stock options	5,915,876
Carrying value of Company’s existing shareholding in Consolidated Uranium	1,836,000
Transaction costs	3,218,698
Total consideration	$217,007,101

The estimated fair values of the warrants assumed, and options exchanged were determined using the Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the warrants assumed and options exchanged:

	Warrants	Options
Expected stock price volatility	40.76%	54.08%
Expected life in years	0.2	2.6
Risk free interest rate	4.93%	4.29%
Expected dividend yield	0.00%	0.00%
Company common share price	$3.92	$3.92
Exercise price	$2.97	$3.48
Fair value per warrant/option	$1.04	$1.81

8

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6.	TRANSACTIONS (continued)

The Company has accounted for the Merger as an asset acquisition and the Company allocated the total consideration to the individual assets and liabilities of Consolidated Uranium on December 5, 2023. The allocation of the total consideration was as follows:

Exploration and evaluation assets	$195,245,636
Land, Property and equipment	15,001,899
Marketable securities	7,787,750
Cash	3,651,481
Environmental bonds	2,594,281
Accounts receivable	764,410
Prepaid expenses	331,532
Accounts payable and accrued liabilities	(5,318,213)
Contingent liability	(608,518)
Asset retirement obligation	(1,923,330)
Lease liability	(519,827)
Total net assets acquired	$217,007,101

The Company assumed an obligation of Consolidated Uranium pursuant to the acquisition of the Ben Lomond project in 2022, to make a payment of $1,050,000 to Mega Uranium Inc. (“Mega Uranium”) if the future monthly average uranium spot price of uranium exceeds US$100 per pound. This contingent liability was fair valued on December 5, 2023 at $608,518 and at $771,848 on December 31, 2023 using a Monte Carlo Simulation model. The contingent liability was fully settled on April 29, 2024 as the uranium spot price exceeded US$100 per pound subsequent to December 31, 2023 (Note 15).

Included in accounts payable and accrued liabilities above was a deferred payment obligation of $1,031,025 due and payable to Energy Fuels Inc. related to Consolidated Uranium’s acquisition of the Tony M, Daneros and RIM mines in Utah. This deferred payment obligation was fully settled on July 9, 2024.

The results of the Company for the year to December 31, 2023 include the results of Consolidated Uranium from December 5, 2023 to December 31, 2023.

9

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6.	TRANSACTIONS (continued)

(b)	Sale of Argentina assets and discontinued operation

On July 19, 2024, the Company completed the sale of all of its shares in 2847312 Ontario Inc., which held all of the Company’s assets in the Argentina reporting segment, to a third-party buyer, Jaguar Uranium Corp. (“Jaguar Uranium” or the “Buyer”). The net assets of the Argentina reporting segment primarily included the Laguna Salada project and the Huemul project. All income and expenses related to the Argentina reporting segment were presented as a discontinued operation as at September 30, 2024.

Consideration received from the sale primarily included:

•	US$10.0 million of common shares of the Buyer, being 2,000,000 shares at a deemed price of US$5.0 per share. Should the Buyer complete a public listing or a concurrent financing at less than the deemed price of US$5.0 per share, the Company is entitled to additional common shares (“Top Up Shares”) of the Buyer such that the total common shares held maintains a value of US$10.0 million, subject to the amount of Top Up Shares issued is limited to a minimum deemed price of US$4.0 per share.
•	Net Smelter Returns royalty of 2% on all production from the Laguna Salada project (“Laguna Salada NSR”). The Buyer retains a buy-back option for 1% of the Laguna Salada NSR, exercisable for 7 years at a price of US$2.5 million.
•	Net Smelter Returns royalty of 1% on all production from the Huemul project (“Huemul NSR”).
•	Additional common shares of the Buyer in the event that the Buyer does not complete a public listing within 12 months of the closing date or does not complete a concurrent financing (the “Additional Jaguar Uranium Shares”).
•	The Company retains a buy-back option on an existing royalty agreement on the Huemul project (“Buy-back Option”).

The Company did not record any consideration at this time relating to the: Top Up Shares, Laguna Salada NSR, Huemul NSR, Additional Jaguar Common Shares, nor the Buy-back Option. The gain on disposal of the asset group is as follows:

Common shares received	$13,727,000
Disposal costs incurred	(165,037)
Reclassification of cumulative currency translation adjustments	(1,686)
Net proceeds	$13,560,277

Cash	24,728
Accounts receivable	52,850
Exploration and evaluation assets	8,182,088
Net assets sold	$8,259,666

Gain on disposal of Argentina assets	$5,300,611

The results from the discontinued operations of the Argentina reporting segment include:

	For the three months ended		For the nine months ended
	September 30,	September 30,	September 30,	September 30,
	2024	2023	2024	2023
Office and administrative expenses	$1,859	$-	$73,600	$-
Professional and consultant fees	-	$-	$54,758	$-
Loss from discontinued operations	$(1,859)	$-	$(128,358)	$-

Basic and diluted loss per share – discontinued operations	$(0.00)	$-	$(0.00)	$-

Net cash provided by (used in) operating activities of the Argentina reporting segment during the three and nine months ended September 30, 2024 was $2,425 and $(34,342), respectively (2023 - $nil). Net cash (used in) provided by investing activities of the Argentina reporting segment during the three and nine months ended September 30, 2024 was $(61,439) and $6,118, respectively (2023 - $nil), which is inclusive of non-cash changes in accounts payable directly related to exploration and evaluation assets. The effects of exchange rate changes on cash during the three and nine months ended September 30, 2024 was $48 and $997, respectively (2023 - $nil).

10

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6.	TRANSACTIONS (continued)

(c)	Proposed merger with Anfield Energy Inc.

On October 1, 2024, the Company and Anfield Energy Inc. (“Anfield Energy”) entered into a definitive agreement (the “Arrangement Agreement”), pursuant to which IsoEnergy will acquire all of the issued and outstanding common shares of Anfield Energy (the “Anfield Energy Shares”) (together with the Anfield Energy Shares, the “AEC Arrangement” or “AEC Transaction”). Anfield Energy is a TSXV listed company that owns 100% of the Shootaring Canyon Mill, located in Utah, as well as a portfolio of uranium and vanadium exploration projects in Utah, Colorado, New Mexico, and Arizona.

Under the terms of the AEC Arrangement, Anfield Energy shareholders (the “Anfield Energy Shareholders”) will receive 0.031 of a common share of IsoEnergy (each whole share, an “IsoEnergy Share”) for each Anfield Energy common share held (the “AEC Exchange Ratio”). Each Anfield option that is not exercised prior to the closing of the Transaction will be exchanged for a replacement option of the Company, adjusted based on the AEC Exchange Ratio, as set out under the terms of the AEC Arrangement. Each Anfield warrant that is not exercised prior to the closing of the AEC Transaction will remain outstanding as a security of Anfield and will entitle the holder thereof to receive on exercise such number of IsoEnergy Shares as adjusted based on the AEC Exchange Ratio in accordance with the respective terms thereof.

The Arrangement will be effected by way of a court-approved plan of arrangement pursuant to the Business Corporations Act (British Columbia), requiring (i) the approval of the Supreme Court of British Columbia, (ii) the approval of (A) 66 2/3% of the votes cast on the resolution (the “Arrangement Resolution”) to approve the Arrangement by the Anfield Energy Shareholders; and (B) a simple majority of the votes cast on the Arrangement Resolution by Anfield Energy Shareholders, excluding Anfield Energy Shares held or controlled by persons described in terms (a) through (d) of Section 8.1(2) of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, at a special meeting of the Anfield Energy Shareholders to be held to consider the Arrangement (the “Anfield Energy Meeting”), which is expected to take place in December 2024, and (iii) a simple majority of votes cast by shareholders of IsoEnergy (“IsoEnergy Shareholders”) at a special meeting of IsoEnergy Shareholders (the “IsoEnergy Meeting”), which is expected to take place in December 2024.

Each of the directors and executive officers of Anfield Energy, together with enCore Energy Corp., representing an aggregate of approximately 21% of the issued and outstanding Anfield Energy Shares, have entered into voting support agreements with IsoEnergy, pursuant to which they have agreed, among other things, to vote their Anfield Energy Shares in favour of the Arrangement Resolution at the Anfield Energy Meeting. Each of the directors and executive officers of IsoEnergy, together with NexGen Energy Ltd. and Mega Uranium, representing an aggregate of approximately 36% of the issued and outstanding IsoEnergy Shares, have entered into voting support agreements with Anfield, pursuant to which they have agreed, among other things, to vote their IsoEnergy Shares in favour of the AEC Arrangement at the IsoEnergy Meeting.

The Arrangement Agreement includes customary representations and warranties for a transaction of this nature as well as customary interim period covenants regarding the operation of IsoEnergy and Anfield Energy’s respective businesses. The Arrangement Agreement also provides for customary deal-protection measures, including a $5.0 million termination fee payable by Anfield Energy to IsoEnergy in certain circumstances. In addition to shareholder and court approvals, closing of the AEC Arrangement is subject to applicable regulatory approvals, including, but not limited to, TSX and TSXV approval and the satisfaction of certain other closing conditions customary for transactions of this nature. Subject to the satisfaction of these conditions, IsoEnergy expects that the Transaction will be completed in the fourth quarter of 2024. In connection with the Arrangement, IsoEnergy has provided a bridge loan in the form of a promissory note of approximately $6.0 million to Anfield Energy, with an interest rate of 15% per annum and a maturity date of April 1, 2025 (the “Bridge Loan”). The Bridge Loan was issued for purposes of satisfying working capital and other obligations of Anfield Energy through to the closing of the Transaction. IsoEnergy has also provided an indemnity for up to US$3.0 million in principal with respect to certain of Anfield Energy’s property obligations (the “Indemnity”). The Bridge Loan and the Indemnity are secured by a security interest in all of the now existing and acquired assets, property and undertaking of Anfield Energy and guaranteed by certain subsidiaries of Anfield Energy. The Bridge Loan and Indemnity are subordinate to certain senior indebtedness of Anfield Energy. The Bridge Loan is immediately repayable in the event that the Arrangement Agreement is terminated by either IsoEnergy or Anfield for any reason.

Following completion of the AEC Transaction, the IsoEnergy Shares will continue to trade on the TSX, subject to approval of the TSX in respect of the IsoEnergy Shares being issued pursuant to the AEC Arrangement. The Anfield Energy Shares will be de-listed from the TSXV following closing of the AEC Transaction. The Company retained an investment bank to advise on the Arrangement and provide a fairness opinion to the Company’s Board of Directors, for which the investment bank is entitled to a fixed fee customary for this type of transaction, no part of which is contingent upon the opinion being favourable or upon completion of the Arrangement or any alternative transaction. The Company has also agreed to pay an additional fee for the investment bank’s advisory services in connection with the Transaction, which is contingent upon the completion of the Arrangement.

11

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

6.	TRANSACTIONS (continued)

(d)	Proposed Joint Venture with Purepoint Uranium Group Inc.

On October 21, 2024, the Company entered into a contribution agreement with Purepoint Uranium Group Inc. (“Purepoint Uranium”) in connection with the creation of an unincorporated joint venture (the “Joint Venture”) for the exploration and development of a portfolio of uranium properties in northern Saskatchewan’s Athabasca Basin. Both companies will contribute assets from its current portfolio of assets to create the Joint Venture.

The proposed Joint Venture will be comprised of ten projects (the “Joint Venture Properties”) being contributed, as follows:

•	IsoEnergy: Geiger, Thorburn Lake, Full Moon, Edge, Collins Bay Extension, North Thorburn, 2Z Lake, and Madison
•	Purepoint Uranium: Turnor Lake and Red Willow

The Company will initially hold a 60% interest and Purepoint Uranium will hold a 40% interest in the Joint Venture. The Joint Venture will be governed by a formal joint venture agreement (the “Joint Venture Agreement”) to be entered into between the companies concurrent with the effective formation of the Joint Venture.

The Joint Venture Agreement includes an option to adjust the interests to 50% for each party through the exercise of mutually exclusive put and call options (the “Put/Call Option”), such that the Company will have an option to sell and Purepoint Uranium will have an option to acquire 10% of IsoEnergy’s initial interest in exchange for 4,000,000 post- consolidation shares of Purepoint Uranium. The Put/Call Option expires six months following the closing of the Joint Venture Agreement. After the expiry or exercise of the Put/Call Option, the Company holds a further option to purchase an additional 1% interest in the Joint Venture from Purepoint Uranium in exchange for $2.0 million. This further option expires on the earlier of February 28, 2026 or 60 days following a material uranium discovery.

The ownership interests of each party are subject to standard dilution if either party fails to contribute to approved Joint Venture programs or expenditures. If either party’s interest is reduced to 10% or less, then that party will relinquish its entire interest in the Joint Venture in exchange for a 2% net smelter returns (“NSR”) royalty on the Joint Venture Properties. The remaining party can purchase 1% of the NSR royalty for $2.0 million.

Purepoint Uranium will act as the operator for the Joint Venture Properties in the exploration phase. Once the Joint Venture Properties advance to the pre-development stage, the Company will assume the role of operator.

Concurrent with the proposed Joint Venture:

•	Purepoint Uranium will consolidate its shares on a 10:1 basis (the “Share Consolidation”). The Share Consolidation has been approved by Purepoint Uranium’s Board of Directors and shareholders, and remains subject to approval by the TSXV.
•	In conjunction with the Share Consolidation, Purepoint Uranium plans to complete a private placement offering of up to 6,666,667 post-consolidation units at a price of $0.30 per unit, for gross proceeds up to $2.0 million (the “Concurrent Financing”). Each unit will consist of one post-consolidation share and one post-consolidation share purchase warrant.
•	The Company will subscribe for $1.0 million of the Concurrent Financing.

The Joint Venture will take effect following the satisfaction of certain conditions, including completion of the Share Consolidation, completion of the Concurrent Financing, and receipt of all necessary regulatory approvals, including approval of the TSXV. The Company expects that the Joint Venture will be completed in the fourth quarter of 2024.

12

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

7.	MARKETABLE SECURITES

The carrying value of marketable securities is based on the estimated fair value of the common shares and warrants, respectively determined using published closing share prices and the Black-Scholes option pricing model, or other available information if published share prices are not available. Subscription receipts are valued at cost.

	Subscription Receipts	Common Shares	Warrants	Total
Balance, January 1, 2023	$-	$5,774,617	$-	$5,774,617
Acquired during the period	2,000,000	1,581,137	418,868	4,000,005
Acquired as part of the Merger (Note 6a)	-	7,787,750	-	7,787,750
Re-allocated to Consolidated Uranium acquisition cost	-	(1,836,000)	-	(1,836,000)
Change in fair value recorded in Other comprehensive income	-	1,391,042	(81,724)	1,309,318
Balance, December 31, 2023	$2,000,000	$14,698,546	$337,144	$17,035,690
Acquired during the period	-	704,208	117,563	821,771
Common shares of Jaguar Uranium received from disposal of Argentina assets (Note 6b)	-	13,727,000	-	13,727,000
Subscription receipts converted to common shares	(2,000,000)	2,000,000	-	-
Change in fair value recorded in Other comprehensive income	-	1,115,050	(225,392)	889,658
Balance, September 30, 2024	$-	$32,244,804	$229,315	$32,474,119

On September 30, 2024, marketable securities consisted of the following securities:

	Common Shares	Warrants
NexGen	279,791	-
Premier American Uranium Inc.	4,245,841	167,708
Atha Energy Corp.	9,910,281	791,144
Jaguar Uranium	2,000,000	-

The Company held 900,000 Consolidated Uranium shares before completing the Merger (Note 6a).

On April 5, 2023, the Company subscribed for 5,714,300 subscription receipts (“Latitude Subscription Receipts”) of Latitude Uranium Inc. (“Latitude Uranium”) at a price of $0.35 per Latitude Subscription Receipt for total consideration of $2,000,005. On June 19, 2023, in connection with completion of Latitude Uranium’s acquisition of a 100% interest in the Angilak Uranium Project in Nunavut Territory from ValOre Metals Corp., the Latitude Subscription Receipts were converted into 5,714,300 units of Latitude Uranium, consisting of 5,714,300 common shares of Latitude Uranium and 2,857,150 common share purchase warrants, exercisable at a price of $0.50 at any time on or before April 5, 2026.

Prior to the Merger, on November 27, 2023, Consolidated Uranium completed a transaction pursuant to which it transferred ownership of eight U.S. Department of Energy leases and certain patented claims located in Colorado to Premier American Uranium Inc. (“Premier American Uranium“) in exchange for 7,753,572 common shares of Premier American Uranium. Consolidated Uranium subsequently distributed 3,876,786 common shares of Premier American Uranium to its shareholders (and retained the remainder) and the Company received 33,638 Premier American Uranium common shares pursuant to this distribution prior to the Merger. Premier American Uranium subsequently listed on the TSXV.

13

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

7.	MARKETABLE SECURITES (continued)

Through the Merger, the Company acquired 279,791 shares of NexGen and 3,876,786 shares of Premier American Uranium retained by Consolidated Uranium (Note 6a). On May 7, 2024, the Company subscribed to 335,417 subscription receipts of Premier American Uranium (the “PUR Subscription Receipts”) at a price of $2.45 per PUR Subscription Receipt for total consideration of $821,771. Each PUR Subscription Receipt entitled the Company to receive one unit of Premier American Uranium, comprising one common share and one-half of one common share purchase warrant of Premier American Uranium upon the satisfaction of certain escrow release conditions. The escrow release conditions were lifted on June 27, 2024, at which point the PUR Subscription Receipts were converted into 335,417 shares and 167,708 share purchase warrants of Premier American Uranium.

As at September 30, 2024 the Company’s shareholding in Premier American Uranium represents 12.2% of the outstanding common shares of Premier American Uranium. When taking into account the 12,000 compressed shares of Premier American Uranium issued and outstanding, each of which is convertible into 1,000 Premier American Uranium common shares, the Company has beneficial ownership and control and direction over 9.1% of Premier American Uranium.

On December 28, 2023, the Company subscribed to 2,000,000 subscription receipts of Atha Energy Corp. (“Atha Energy”) (the “Atha Subscription Receipts”) at a price of $1.00 per Atha Subscription Receipt. Each Atha Subscription Receipt entitled the Company to receive one common share of Atha Energy upon the satisfaction of certain escrow release conditions, including the receipt of all necessary approvals relating to Atha Energy’s proposed acquisition of Latitude Uranium announced on December 7, 2023.

On March 8, 2024, in connection with completion of Atha Energy’s acquisition of Latitude Uranium., the Atha Subscription Receipts were converted into 2,000,000 shares of Atha Energy and the Company’s 5,907,600 shares of Latitude Uranium were exchanged for 1,635,814 shares of Atha Energy. The 2,857,150 Latitude Uranium warrants can now be exercised to acquire 791,144 Atha Energy shares at a price per Atha Energy share of $1.8058.

On April 19, 2024, Atha Energy completed the acquisition of 92 Energy Ltd. (“92 Energy”) and the Company’s 10,755,000 92 Energy shares were exchanged for 6,274,467 Atha Energy shares.

On July 19, 2024, the Company received 2,000,000 common shares of Jaguar Uranium (the “Jaguar Uranium Shares”) following the completion of the sale of its Argentina assets (Note 6b), representing 22.0% of the outstanding common shares of Jaguar Uranium. The Company recorded an initial investment of $13,727,000 (US$10,000,000) for the Jaguar Uranium Shares. The Company requires consent from Jaguar Uranium should the Company trade or otherwise transfer the Jaguar Uranium Shares prior to Jagar Uranium completing a public listing.

On October 2, 2024, the Company purchased 6,000,000 common shares of Toro Energy Limited (“Toro Energy”) at a price of AUD$0.24 per common share, representing 4.0% of the outstanding common shares of Toro Energy.

The following assumptions were used to estimate the fair value of the Latitude Uranium warrants on December 31, 2023 and the Atha Energy and Premier American Uranium warrants on September 30, 2024:

	September 30, 2024		December 31, 2023
	Premier American Uranium	Atha Energy	Latitude Uranium
Expected stock price volatility	103.68%	84.60%	114.23%
Expected life of warrants (years)	1.6	1.5	2.3
Risk free interest rate	2.94%	2.94%	3.67%
Expected dividend yield	0.00%	0.00%	0.00%
Share price	$2.20	$0.70	$0.25
Exercise price	$3.50	$1.81	$0.50
Fair value per warrant	$0.84	$0.11	$0.12

14

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

8.	PROPERTY AND EQUIPMENT

The following is a summary of the carrying values of property and equipment:

		Vehicles		Leasehold
	Land and	and	Right-of-	improve
	buildings	equipment	use asset	ments	Furniture	Total
Cost
Balance, January 1, 2023	$-	$106,704	$-	$-	$-	$106,704
Acquired as part of the Merger (Note 6)	12,554,433	1,795,868	497,263	125,848	28,487	15,001,899
Foreign exchange movement	(326,365)	(42,416)	-	-	-	(368,781)
Balance, December 31, 2023	$12,228,068	$1,860,156	$497,263	$125,848	$28,487	$14,739,822
Additions	-	523,001	-	-	-	523,001
Foreign exchange movement	252,465	31,098	-	-	-	283,563
Balance, September 30,2024	$12,480,533	$2,414,255	$497,263	$125,848	$28,487	$15,546,386

Accumulated depreciation
Balance, January 1, 2023	$-	$57,777	$-	$-	$-	$57,777
Depreciation	-	32,214	8,553	2,161	489	43,417
Balance, December 31, 2023	$-	$89,991	$8,553	$2,161	$489	$101,194
Depreciation	-	75,371	91,629	23,191	5,250	195,441
Balance, September 30, 2024	$-	$165,362	$100,182	$25,352	$5,739	$296,635

Net book value:
Balance, December 31, 2023	$12,228,068	$1,770,165	$488,710	$123,687	$27,998	$14,638,628
Balance, September 30,2024	$12,480,533	$2,248,893	$397,081	$100,496	$22,748	$15,249,751

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

9.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of the carrying value of the acquisition costs and expenditures on the Company’s exploration and evaluation assets:

	Note	September 30, 2024	December 31, 2023
Acquisition costs:
Acquisition costs, opening		$227,424,953	$35,290,505
Additions	9a	850,488	167,988
Acquired as part of the Merger	6a	-	195,245,636
Dispositions and derecognition	9b	-	(18,985)
Foreign exchange movement		3,765,503	(3,260,191)
Acquisition costs in disposal group	6b	(7,736,915)	-
Acquisition costs, closing		$224,304,029	$227,424,953
Exploration and evaluation costs:
Exploration costs, opening		$47,331,385	$35,875,125
Additions:
Drilling		6,188,795	4,305,836
Geological and geophysical		4,618,400	2,816,357
Labour and wages		2,226,621	1,181,557
Camp costs		1,949,328	1,501,728
Claim holding costs and advance royalties		1,392,498	102,856
Share-based compensation	15	1,153,676	1,518,015
Engineering and underground access		1,076,485	118,618
Travel		582,039	122,453
Community relations		547,013	-
Health and safety and environmental		411,768	36,770
Geochemistry and assays		309,891	130,962
Extension of claim refunds		(67,713)	(292,083)
Other		256,066	145,234
Disposal and derecognition of assets	9b	-	(232,043)
Foreign exchange movement		5,520	-
Total exploration and evaluation in the period		$20,650,387	$11,456,260
Exploration and evaluation costs in disposal group	6b	(445,173)	-
Exploration and evaluation, closing		$67,536,599	$47,331,385
Total costs, closing		$291,840,628	$274,756,338

All claims are subject to minimum expenditure commitments. The Company expects to incur the minimum expenditures to maintain the claims.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

9.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Additions

In the nine months ended September 30, 2024, the fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6a) increased by $278,152 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond. In addition, the Company spent $408,449 to stake claims to the northwest of the Tony M mine and spent $163,887 to purchase all of the outstanding common shares of 2596190 Alberta Ltd., which holds a 100% interest in the Bulyea River property during the nine months ended September 30, 2024.

In the year ended December 31, 2023, the Company spent $4,658 to stake several property extensions and two new properties, Ward Creek and Ledge, adding approximately 6,281 hectares of mineral tenure in the Eastern Athabasca. The fair value of the contingent liability related to the acquisition of the Ben Lomond property (Note 6a) increased by $163,330 between December 5, 2023 and December 31, 2023 and the increase in value has been recognized as an increase in the acquisition cost of Ben Lomond.

(b)	Derecognitions

The Company decided in 2023 to let the claims underlying the Whitewater property lapse and a loss on disposal of $251,028 was recognized on lapsing of the claims.

10.	ENVIRONMENTAL BONDS AND ASSET RETIREMENT OBLIGATIONS

Environmental bonds have been posted with regulatory authorities in Utah, Unites States and Queensland, Australia to secure asset retirement obligations, as well as the reclamation related to recently reclaimed and future exploration work.

	September 30,	December 31,
	2024	2023
Opening balance, start of period	$2,542,047	$-
Acquired as part of the Merger	-	2,594,281
Foreign exchange movement	59,914	(52,234)
Balance, end of period	$2,601,961	$2,542,047

A provision for environmental rehabilitation was assumed during the Merger in respect of the Tony M, Daneros and Rim mineral properties in Utah, United States and the Ben Lomond property in Queensland, Australia. The provision is based on the applicable regulatory body’s estimates of projected reclamation costs. The asset retirement obligations are estimated at an undiscounted amount in current year dollars of $1,981,031 to be incurred when reclamation activities are estimated to commence over a period of 8 to 10 years escalated by expected inflation and discounted using risk-free rates varying from 4.18% to 4.32%.

	September 30,	December 31,
	2024	2023
Opening balance, start of period	$1,895,472	$-
Assumed as part of the Merger	-	1,923,330
Accretion	60,932	5,732
Foreign exchange movement	46,623	(33,590)
Balance, end of period	$2,003,027	$1,895,472

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES

2020 Debentures

On August 18, 2020, IsoEnergy entered into an agreement with Queen’s Road Capital Investment Ltd. (“QRC”) for a US$6 million private placement of unsecured convertible debentures (the “2020 Debentures”). The 2020 Debentures carry a coupon (“Interest”) of 8.5% per annum, of which 6% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The coupon on the 2020 Debentures can be reduced to 7.5% per annum on the public dissemination by the Company of an economically positive preliminary economic assessment study, at which point the cash component of the Interest will be reduced to 5% per annum. The principal amount of the 2020 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at QRC’s option at a conversion price (the “Conversion Price”) of $0.88 per share, up to a maximum (the “Maximum Conversion Shares”) of 9,206,311 common shares.

The Company received gross proceeds of $7,902,000 (US$6,000,000) on issuance of the 2020 Debentures. In the three and nine months ended September 30, 2024, the Company incurred interest expense of $173,923 and $520,328, respectively (2023: $170,989 and $514,679, respectively) on the 2020 Debentures.

2022 Debentures

On December 6, 2022, IsoEnergy entered into an agreement with QRC for a US$4 million private placement of unsecured convertible debentures (the “2022 Debentures” and together with the 2020 Debentures, the “Debentures”). The 2022 Debentures carry Interest at 10% per annum, of which 7.5% is payable in cash and 2.5% payable in common shares of the Company, over a 5-year term. The principal amount of the 2022 Debentures (converted into Canadian dollars) is convertible into common shares of the Company at the holder’s option at a Conversion Price of $4.33 per share, up to 1,464,281 Maximum Conversion Shares.

The Company received gross proceeds of $5,459,600 (US$4,000,000) on issuance of the 2022 Debentures. In the three and nine months ended September 30, 2024, the Company incurred interest expense of $136,410 and $408,100, respectively (2023: $134,111 and $403,671, respectively) on the 2022 Debentures.

General terms of the Debentures

Interest is payable semi-annually on June 30 and December 31, and common shares of the Company issued as partial payment of Interest are, subject to TSX approval, issuable at a price equal to the 20-day volume-weighted average trading price (“VWAP”) of the Company’s common shares on the TSX on the twenty days prior to the date such Interest is due.

On the conversion of any portion of the principal amount of the Debentures, if the number of common shares to be issued on such conversion, taking into account all common shares issued in respect of all prior conversions of such Debentures, would result in the common shares to be issued exceeding the Maximum Conversion Shares for such Debentures, on conversion QRC shall be entitled to receive a payment (an “Exchange Rate Fee”) equal to the number of common shares that are not issued as a result of exceeding the Maximum Conversion Shares, multiplied by the 20-day VWAP. IsoEnergy can elect to pay any such Exchange Rate Fee in cash or, subject to the TSX approval, in common shares of the Company.

The Company will be entitled, on or after the third anniversary of the date of issuance of such Debentures, at any time the 20-day VWAP of the Company’s shares listed on the TSX exceeds 130% of the applicable Conversion Price, to redeem such Debentures at par plus accrued and unpaid Interest.

Upon completion of a change of control (which also requires in the case of the holders’ right to redeem the Debentures, a change in the Chief Executive Officer of the Company), the holders of the Debentures or the Company may require the Company to purchase or the holders to redeem, as the case may be, any outstanding Debentures in cash at: (i) on or prior to August 18, 2023 for the 2020 Debentures and on or prior to December 6, 2025 for the 2022 Debentures, 130% of the principal amount; and (ii) at any time thereafter, 115% of the principal amount, in each case plus accrued but unpaid interest, if any. In addition, upon the public announcement of a change of control that is supported by the Board of Directors, the Company may require the holders of the Debentures to convert the Debentures into common shares at the Conversion Price provided the consideration payable upon the change of control exceeds the Conversion Price and is payable in cash.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

11.	CONVERTIBLE DEBENTURES (continued)

The Company revalues the Debentures to fair value at the end of each reporting period with the change in the period related to credit risk recorded in Other Comprehensive Income or Loss (“OCI”) and other changes in fair value in the period recorded in the income or loss for the period.

	2022	2020
Nine months ended September 30, 2024	Debentures	Debentures	Total
Fair value, start of period	$5,884,208	$31,564,033	$37,448,241
Change in fair value in the period included in profit and loss	(396,930)	373,372	(23,558)
Change in fair value in the period included in OCI	(48,035)	-	(48,035)
Fair value, end of period	$5,439,243	$31,937,405	$37,376,648

	2022	2020
Year ended December 31, 2023	Debentures	Debentures	Total
Fair value, balance, start of period	$5,136,560	$22,269,401	$27,405,961
Change in fair value in the period included in profit and loss	644,999	9,123,832	9,768,831
Change in fair value in the period included in OCI	102,649	170,800	273,449
Fair value, end of period	$5,884,208	$31,564,033	$37,448,241

The following relevant assumptions were used to estimate the fair value of the Debentures:

	2022 Debentures		2020 Debentures
	September 30,	December 31,	September 30,	December 31,
	2024	2023	2024	2023
Expected stock price volatility	44.00%	53.00%	-	53.00%
Expected life (years)	3.2	3.9	-	1.6
Risk free interest rate	2.65%	3.61%	-	3.44%
Expected dividend yield	0.00%	0.00%	-	0.00%
Credit spread	22.77%	21.81%	-	21.81%
Underlying share price of the Company	$3.47	$3.69	$3.47	$3.69
Conversion price	$4.33	$4.33	$0.88	$0.88
Exchange rate (C$:US$)	1.3499	1.3243	1.3499	1.3243

Note 1: As at September 30, 2024, the discount on the 2020 Debentures is assumed to be 0% as it is assumed that the 2020 Debentures can be converted immediately and sold at the fair market value of the convertible shares. As such, certain of the assumptions used to estimate the fair value of the 2020 Debentures as at December 31, 2023 are no longer relevant as at September 30, 2024.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

12.	LEASE LIABILITY

The Company assumed an office lease entered into by Consolidated Uranium on January 1, 2023, for lease payments of $13,000 per month until December 31, 2027. The discount rate applied to the lease was 10%. The lease liability assumed during the Merger was $519,827.

	September 30,	December 31,
	2024	2023
Opening balance, start of period	$512,566	$-
Assumed as part of the Merger (Note 6a)	-	519,827
Interest expense	35,773	3,642
Payments	(117,000)	(10,903)
Balance, end of period	$431,339	$512,566
Less: Current portion	(118,186)	(109,680)
Long-term lease liability	$313,153	$402,886

13.	COMMITMENTS

Flow-through funding commitments

The Company has raised funds through the issuance of flow-through shares. Based on Canadian tax law, the Company is required to spend this amount on eligible exploration expenditures by December 31 of the year following the year in which the shares were issued.

The premium received for a flow-through share, which is the price received for the share in excess of the market price of the share, is recorded as a flow-through share premium liability. This liability is subsequently reduced when the required exploration expenditures are made, on a pro rata basis, and accordingly, a recovery of flow-through premium is then recorded as a reduction in the deferred tax expense to the extent that deferred income tax assets are available.

The Company issued flow-through shares on December 6, 2022 for proceeds of $5,029,000 and subsequently incurred $5,029,000 in eligible exploration expenditures in the period up to December 31, 2023, fulfilling the Company’s obligation to spend the funds raised on eligible exploration expenditures. As the commitment is fully satisfied, the remaining balance of the flow-through premium liability was derecognized in 2023.

The Company also issued flow-through shares on February 9, 2024 for proceeds of $23,000,000 (Note 15) and has incurred $13,524,324 in eligible exploration expenditures in the period up to September 30, 2024. As of September 30, 2024, the Company is obligated to spend $9,475,676 on eligible exploration expenditures by December 31, 2025.

The flow-through share premium liability is comprised of:

	September 30,	December 31,
	2024	2023
Balance, opening	$-	$2,068,785
Liability incurred on flow-through shares issued	3,680,000	-
Settlement of flow-through share liability on expenditures	(2,163,892)	(2,068,785)
Balance, closing	$1,516,108	$-

Contingent payment obligations

The Company assumed Consolidated Uranium’s obligation to make a contingent payment of $500,000 related to the acquisition of the West Newcastle Range, Teddy Mountain and Ardmore East projects, if either of the following milestones are met within eight years:

•	a National Instrument 43-101 compliant mineral resource estimate for the West Newcastle Range and Teddy Mountain projects is prepared where the mineral resource estimate is greater than or equal to 6.0 million pounds of U₃O₈; or
•	with respect to the Ardmore East project the mineral resources estimate is greater than or equal to 6.0 million pounds of U₃O₈ equivalent.

Royalties

In addition to applicable federal, provincial/state and municipal property taxes, duties and advance royalties, the Company’s exploration and evaluation properties are subject to certain royalties, which may nor not be payable in future, depending on whether revenue is derived from the claims or leases to which these royalties are applicable.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

14.	INCOME TAXES

Deferred income tax (expense) recovery comprises:

	Three months ended		Nine months ended
	September 30		September 30
	2024	2023	2024	2023
Deferred income tax (expense) recovery related to operations	$(2,750,458)	$226,311	$(3,282,773)	$(584,422)
Flow-through renunciation	1,142,903	-	2,163,892	2,068,785
Deferred income tax (expense) recovery	$(1,607,555)	$226,311	$(1,118,881)	$1,484,363

In the three and nine months ended September 30, 2024, the Company recognized a deferred tax (expense) recovery of $(163,062) and $(196,499), respectively (2023: ($4,478) and $72,115, respectively) related to the change in the fair value of the marketable securities recorded in OCI. In the three and nine months ended September 30, 2024, the Company incurred $7,143,140 and $13,524,324, respectively (2023: nil and $4,919,111, respectively) of eligible exploration expenditures in respect of its flow-through share commitments.

15.	SHARE CAPITAL

Authorized Capital - Unlimited number of common shares with no par value.

Issued

For the nine months ended September 30, 2024

(a)	During the nine months ended September 30, 2024, the Company issued:

•	910,538 common shares on the exercise of stock options for proceeds of $2,470,344. As a result of the exercises, $1,843,596 was reclassified from reserves to share capital.
•	1,099,232 common shares on the exercise of warrants for proceeds of $3,627,474. As a result of the exercises, $819,407 was reclassified from reserves to share capital.
•	41,253 common shares to QRC to settle $171,200 of interest expense on the Debentures (see Note 11).

(b)	On February 9, 2024, the Company issued 3,680,000 flow through common shares at a price of $6.25 per share for gross proceeds of $23,000,000. Share issuance cost was $1,242,784, net of tax of $459,660.

(c)	On April 29, 2024, the Company issued 125,274 common shares valued at $524,998 and made a cash payment of $525,002 to settle the Company’s obligation to make a payment of $1,050,000 to Mega Uranium (Note 6a).

For the year ended December 31, 2023

(a)	During the year ended December 31, 2023, the Company issued:

•	1,862,166 common shares on the exercise of stock options for proceeds of $1,571,805. As a result of the exercises, $1,089,698 was reclassified from reserves to share capital.
•	246,622 common shares on the exercise of warrants for proceeds of $478,244. As a result of the exercises, $490,110 was reclassified from reserves to share capital.
•	102,833 common shares to QRC to settle $334,827 of interest expense on the Debentures (see Note 11).

(b)	On December 5, 2023, the Company issued 52,164,727 common shares at $3.92 per share for a total of $204,485,730 in connection with the Merger (Note 6a).

(c)	On December 5, 2023, concurrently with the completion of the Merger, the Company issued 8,134,500 common shares at a price of $4.50 per share for gross proceeds of $36,605,250. This financing was initially closed in escrow on October 19, 2023, with the Company issuing 8,134,500 subscription receipts each entitling the holder to one common share of the Company on the completion of the Merger. Share issuance cost was $732,375, net of tax of $270,878.

Stock Options

Pursuant to the Company’s stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company, enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. The options can be granted for a maximum term of 10 years and are subject to vesting provisions as determined by the Board of Directors of the Company.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

15.	SHARE CAPITAL (continued)

Stock option transactions and the number of stock options outstanding on the dates set forth below are summarized as follows:

	Number of options	Weighted average exercise price per share
Outstanding January 1, 2023	10,356,333	$2.75
Granted	4,467,500	3.50
Replacement options granted to Consolidated Uranium option holders	3,273,898	3.48
Cancelled	(280,000)	3.21
Expired	(183,334)	3.99
Exercised	(1,862,166)	0.84
Outstanding December 31, 2023	15,772,231	$3.32
Granted	2,588,000	$3.17
Expired	(323,441)	4.22
Forfeited	(186,333)	3.51
Exercised	(910,538)	2.71
Outstanding, September 30, 2024	16,939,919	$3.31
Number of options exercisable	12,686,641	$3.26

As at September 30, 2024, the Company has stock options outstanding and exercisable as follows:

					Weighted
Range of	Number of	Weighted average	Number of options	Weighted average	average remaining contractual life
exercise prices	options	exercise price	exercisable	exercise price	(years)
$0.38 - $2.61	2,973,036	$1.63	2,580,536	$1.48	1.8
$2.62 - $3.11	2,338,177	2.92	1,957,344	2.92	2.3
$3.12 - $3.81	5,647,991	3.32	3,529,325	3.37	3.8
$3.82 - $4.12	2,210,000	3.99	2,210,000	3.99	2.0
$4.13 - $4.54	2,388,096	4.14	1,026,638	4.15	3.8
$4.55 - $5.10	1,382,618	5.00	1,382,618	5.00	2.0
	16,939,919	$3.31	12,686,641	$3.26	2.8

In general, options granted vest 1/3 on the grant date and 1/3 each year thereafter. The replacement options issued to Consolidated Uranium option holders were all vested on the date of issuance.

The Company uses the Black-Scholes option pricing model to calculate the fair value of granted stock options. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

15.	SHARE CAPITAL (continued)

The following weighted average assumptions were used to estimate the grant date fair values:

	September 30,	December 31,
	2024	2023[1]
Expected stock price volatility	61.57%	65.17%
Expected life of options (years)	5.0	5.0
Risk free interest rate	2.98%	3.58%
Expected dividend yield	0.00%	0.00%
Weighted average exercise price	$3.17	$3.50
Weighted average fair value per option granted	$1.73	$1.99

Note 1: Excludes the replacement options granted to Consolidated Uranium option holders. Refer Note 6a for the weighted average assumptions used to estimate the fair value of the replacement options.

The Company has share-based compensation related to options that vested or forfeited in the period. Share-based compensation for the three and nine months ended September 30 are as follows:

	Three months ended September 30		Nine months ended September 30
	2024	2023	2024	2023
Capitalized to exploration and evaluation assets	$632,999	$477,048	$1,153,676	$1,053,825
Expensed to the statement of loss and comprehensive loss	2,003,488	1,392,364	4,234,813	3,617,817
	$2,636,487	$1,869,412	$5,388,489	$4,671,642

Warrants

The Company assumed Consolidated Uranium’s warrant obligations during the Merger and reserved 1,489,731 common shares for issuance on the exercise of these warrants. Warrant transactions and the number of warrants outstanding on the dates set forth below are summarized as follows:

		Weighted
	Number of	average
	underlying	exercise price
	shares	per share
Outstanding January 1, 2023	-	$-
Consolidated Uranium warrants assumed	1,489,731	2.97
Expired	(136,500)	2.20
Exercised	(246,622)	1.94
Outstanding December 31, 2023	1,106,609	$3.30
Expired	(7,377)	3.30
Exercised	(1,099,232)	3.30
Outstanding, September 30, 2024	-	$-

The Company uses the Black-Scholes option pricing model to calculate the fair value of warrants. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect fair value estimates. Refer to Note 6a for the weighted average assumptions used to estimate the fair values of the warrant obligations assumed from Consolidated Uranium.

As of September 30, 2024, the Company had no warrants outstanding.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

16.	RELATED PARTY TRANSACTIONS

NexGen is a related party of the Company due to its ownership in the Company and the overlapping members of the Board of Directors between NexGen and the Company. Certain of the Company’s key management personnel and directors are or were also directors and/or executives of Atha Energy (who acquired Latitude Uranium; Note 7), Premier American Uranium and Green Shift Commodities Ltd. (“Green Shift”), which are also related parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of executive and non-executive members of the Company’s Board of Directors and senior corporate executives.

Remuneration attributed to key management personnel is summarized as follows. The amounts below include short-term compensation and share-based compensation paid to the former President up to the date of his resignation on August 31, 2024 and exclude any resignation payments made in accordance with the terms of their employment contract.

	Short term	Share-based
Three months ended September 30, 2024	compensation	compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$422,414	$1,591,519	$2,013,933
Capitalized to exploration and evaluation assets	76,597	222,534	299,131
	$499,011	$1,814,053	$2,313,064

	Short term	Share-based
Nine months ended September 30, 2024	compensation	compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$1,320,594	$3,264,907	$4,585,501
Capitalized to exploration and evaluation assets	229,789	367,426	597,215
	$1,550,383	$3,632,333	$5,182,716

	Short term	Share-based
Three months ended September 30, 2023	compensation	compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$204,161	$1,181,111	$1,385,272
Capitalized to exploration and evaluation assets	71,480	133,859	205,339
	$275,641	$1,314,970	$1,590,611

	Short term	Share-based
Nine months ended September 30, 2023	compensation	compensation	Total
Expensed to the statement of income (loss) and comprehensive income (loss)	$612,483	$3,132,856	$3,745,339
Capitalized to exploration and evaluation assets	190,121	458,317	648,438
	$802,604	$3,591,173	$4,393,777

As of September 30, 2024:

•	$153 (2023: $455) was included in accounts payable and accrued liabilities owing to related companies and directors and officers; and

•	$89,050 (2023: Nil) due from related companies was included in accounts receivable.

During the three and nine months ended September 30, 2024, the Company:

•	reimbursed NexGen $8,008 and $24,024, respectively (2023: $7,258 and $21,739, respectively) for use of NexGen’s office space; and

•	received nil and $8,502, respectively (2023: Nil) from Latitude Uranium and Green Shift for equipment rentals and as reimbursement for office expenses and salaries.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

16.	RELATED PARTY TRANSACTIONS (continued)

On December 5, 2023, NexGen’s shareholding in the Company was diluted from 49.3% to 33.9% as a result of the completion of the Merger. NexGen concurrently acquired 3,333,350 of the 8,134,500 common shares of the Company issued pursuant to a private placement to maintain its post-Merger pro-rata interest (Note 6a). On February 9, 2024, NexGen’s shareholding in the Company was diluted from 33.8% to 33.1% as a result of the issuance of 3,680,000 flow through common shares of the Company pursuant to a private placement (Note 13), which NexGen did not participate in.

17.	FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, accounts receivable, marketable securities, accounts payable and accrued liabilities, and convertible debentures.

Fair Value Measurement

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument:

•	Level 1 – quoted prices in active markets for identical assets or liabilities.
•	Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
•	Level 3 – inputs for the asset or liability that are not based on observable market data.

The fair values of the Company’s cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying value, due to their short-term maturities or liquidity.

The Debentures are re-measured at fair value at each reporting date with any change in fair value recognized in profit or loss, except the change in fair value that is attributable to change in credit risk is presented in other comprehensive income (loss) (Note 11). The Debentures are classified as Level 2.

The marketable securities are re-measured at fair value at each reporting date with any change in fair value recognized in other comprehensive income (loss) (Note 7). The common shares included in marketable securities are Level 1, except for the common shares of Jaguar Uranium, which are Level 2. The warrants included in marketable securities are Level 2.

Financial instrument risk exposure

As at September 30, 2024, the Company’s financial instrument risk exposure and the impact thereof on the Company’s financial instruments are summarized below:

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. As at September 30, 2024, the Company has cash on deposit with large Canadian banks and a large US bank. Credit risk is concentrated as a significant amount of the Company’s cash and cash equivalents is held at one financial institution. Management believes the risk of loss to be remote.

The Company’s accounts receivable mostly consists of input tax credits receivable from the Governments of Canada and Australia and interest accrued on cash equivalents. Accordingly, the Company does not believe it is subject to significant credit risk.

(b)	Liquidity Risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet its obligations under financial instruments. The Company manages liquidity risk by maintaining sufficient cash balances. Liquidity requirements are managed based on expected cash flows to ensure that there is sufficient capital to meet short-term obligations. As at September 30, 2024, the Company had a working capital balance of $66,815,448, including cash of $35,755,245.

(c)	Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(i)	Interest Rate Risk

Interest rate risk is the risk that the future cash flows from a financial instrument will fluctuate due to changes in market interest rates. The Company holds its cash in bank accounts that earn variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have a significant impact on the estimated fair value of the Company’s cash and cash equivalent balances as of September 30, 2024. The interest on the Debentures is fixed and not subject to market fluctuations.

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

17.	FINANCIAL INSTRUMENTS (continued)

(ii)	Foreign Currency Risk

The functional currency of the Company is the Canadian dollar. Certain of the Company’s subsidiaries use the US dollar and Australian dollar as functional currencies. The Company is affected by currency transaction risk and currency translation risk. Consequently, fluctuations of the Canadian dollar in relation to other currencies impact the fair value of financial assets, liabilities and operating results. Financial assets and liabilities subject to currency translation risk primarily include US dollar and Australian dollar denominated cash, US dollar and Australian dollar accounts receivable, US dollar marketable securities, US dollar and Australian dollar accounts payable and accrued liabilities, and the Debentures. The Company maintains Canadian, US and Australian dollar bank accounts.

The Company is exposed to foreign exchange risk on its US dollar denominated cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures. At its respective maturity dates, the principal amounts of the Debentures are due in full, and prior to then at a premium upon the occurrence of certain events, including a change of control. The Company holds sufficient US dollars to make all cash interest payments due under the Debentures until maturity but not to pay the principal amount. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/US dollar exchange rate that may make the Debentures more costly to repay.

A 5% change in the US dollar exchange rate can result in a net increase or decrease in the Company’s US dollar- based cash, accounts payable and accrued liabilities, accounts receivable, marketable securities and Debentures of $2,587,702 that would flow through the consolidated statement of loss and comprehensive income (loss).

The Company is also exposed to foreign exchange risk on its Australian dollar denominated cash, accounts payable and accrued liabilities, and accounts receivable. Accordingly, the Company is subject to risks associated with fluctuations in the Canadian/Australian dollar exchange rate that may impact on its operating results.

A 5% change is the Australian dollar can increase or decrease the value of the Company’s Australian dollar-based cash, accounts payable and accrued liabilities and accounts receivable by $1,318 that would flow through comprehensive income (loss).

(iii)	Price Risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact of movements in individual equity prices or general movements in the level of the stock market on the Company’s financial performance. Commodity price risk is defined as the potential adverse impact of commodity price movements and volatilities on financial performance and economic value. Future declines in commodity prices may impact the valuation of long-lived assets. The Company closely monitors the commodity prices of uranium, individual equity movements, and the stock market. The Company holds marketable securities which are subject to equity price risk.

18.	SEGMENT INFORMATION

The Company has one operating segment, being the acquisition, exploration and development of uranium properties. The Company’s non-current assets are in three countries: Canada, the United States, and Australia, with the corporate office in Canada. Geographic disclosure and Company-wide information is as follows.

As at September 30, 2024	Canada	United States	Australia	Total
Current assets	$69,631,089	$405,894	$107,867	$70,144,850
Property and equipment	737,984	14,511,767	-	15,249,751
Exploration and evaluation assets	133,801,174	131,554,504	26,484,950	291,840,628
Other non-current assets	-	2,171,151	430,810	2,601,961
Total assets	$204,170,247	$148,643,316	$27,023,627	$379,837,190
Total liabilities	$45,884,839	$1,870,127	$617,171	$48,372,137

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

18.	SEGMENT INFORMATION (continued)

As at
December 31, 2023	Canada	United States	Australia	Argentina[1]	Total
Current assets	$54,870,978	$121,165	$204,483	$64,583	$55,261,209
Property and equipment	821,393	13,734,657	-	82,578	14,638,628
Exploration and evaluation assets	117,493,997	124,891,434	24,828,886	7,542,021	274,756,338
Other non-current assets	-	2,126,562	415,485	-	2,542,047
Total assets	$173,186,368	$140,873,818	$25,448,854	$7,689,182	$347,198,222
Total liabilities	$41,975,945	$1,447,617	$733,368	$20,735	$44,177,665

		United
Three months ended September 30, 2024	Canada	States	Australia	Total
Share-based compensation	$2,003,488	$-	$-	$2,003,488
Administrative salaries, contractor and director fees	1,255,046	19,752	9,207	1,284,005
Investor relations	214,342	-	-	214,342
Office and administrative	163,134	33,237	4,869	201,240
Professional and consultant fees	564,964	137,895	-	702,859
Travel	172,078	-	-	172,078
Public company costs	249,227	-	-	249,227
Total general and administrative expenditure	$4,622,279	$190,884	$14,076	$4,827,239

		United
Nine months ended September 30, 2024	Canada	States	Australia	Total
Share-based compensation	$4,234,813	$-	$-	$4,234,813
Administrative salaries, contractor and director fees	3,049,743	56,974	50,403	3,157,120
Investor relations	665,002	-	-	665,002
Office and administrative	478,955	102,572	25,698	607,225
Professional and consultant fees	1,666,536	397,035	-	2,063,571
Travel	435,828	-	-	435,828
Public company costs	510,181	-	-	510,181
Total general and administrative expenditure	$11,041,058	$556,581	$76,101	$11,673,740

All general and administrative expenditures incurred in the comparative period related to Canada.

1 The Company disposed of all net assets in the Argentina reporting segment in the three and nine months ended September 30, 2024 and all associated income and expenses are classified as discontinued operations (Note 6b).

ISOENERGY LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(Expressed in Canadian Dollars)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2024 AND 2023

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There was no cash paid for income tax in the three and nine months ended September 30, 2024 and 2023.

Non-cash transactions in the three and nine months ended September 30, 2024 and 2023 included:

(a)	A non-cash transaction in the three and nine months ended September 30, 2024 of $632,999 and $1,153,676, respectively (three and nine months ended September 30, 2023: $477,048 and $1,053,825, respectively) related to share-based payments was included in exploration and evaluation assets (Note 15).

(b)	Additions to exploration and evaluation assets in the three and nine months ended September 30, 2024 are presented net of a non-cash (decrease) increase in accounts payable of $(336,785) and $1,672,882, respectively (three and nine months ended September 30, 2023: $527,175 and $866,214, respectively) and depreciation of $2,959 and $9,298, respectively (three and nine months ended September 30, 2023: $3,889 and $11,667, respectively) directly related to exploration and evaluation assets (Note 9).

(c)	Acquisitions of exploration and evaluation assets are presented net of a non-cash increase in contingent payments in the nine months ended September 30, 2024 of $278,152, respectively (2023: Nil)

(d)	In the nine months ended September 30, 2024, the Company issued 125,274 shares valued at $524,998 to Mega Uranium to settle an obligation pursuant to the acquisition of the Ben Lomond project in 2022, under which the Company had an obligation to make a payment of $1,050,000 to Mega when the monthly average uranium spot price of uranium exceeded US$100 per pound (Note 6a).

(e)	In the nine months ended September 30, 2024, the Company issued 41,253 shares valued at $171,200 (2023: 57,870 shares valued at $166,666) to QRC to settle a portion of the interest owing on the Debentures (Note 11).